UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 28 June, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	28th June 2012

Allied Irish Banks, p.l.c.

Annual General Meeting Opening Address

Non EXECUTIVE Chairman Mr. DAVID HODGKINSON

Check against delivery

Good morning ladies and gentlemen and welcome to our Annual General Meeting.

My name is David Hodgkinson, and I am the Chairman of AIB.

We have a quorum, so I now formally open the Meeting.

The Notice of the Meeting was posted to Shareholders on the 6th of June 2012, and so I will dispense with its formal reading.

I'm joined on the platform on my far right by Paul Stanley, our Acting Chief Financial Officer, to my immediate right by our Chief Executive Officer, David Duffy, to my immediate left by David O'Callaghan, our Company Secretary, and on my far left by Bryan Sheridan, our Group Law Agent.

The other Directors are present in the room and when we come to the resolutions on reappointments I will request each of the Directors to identify themselves and to provide you with a brief summary of their experience and suitability for the role.

The first formal part of our proceedings is the Auditor's Report to the Members.

This is set out on pages 424 and 425 of our 2011 Annual Financial Report, which was sent to shareholders who requested it. Copies of the full Report are also available at the entrance to the meeting.

As you are aware, the Auditor's Report has increased in length in recent years. While Ms. Niamh Marshall from our Auditor, KPMG, is present here this morning, I propose that, with the consent of the Meeting, we take the Auditor's Report as read.

Thank you.

As your Chairman, and on behalf of the Board, I wish, once again, to put on record

-   our acknowledgement of the fact that AIB exists today on the strength of the support of the Irish Government on behalf of taxpayers, and

-   our gratitude for that support and for the key role that the Government and taxpayers continue to play in helping us deal with the unprecedented events which this Company has faced and continues to face, and in returning AIB to a viable entity.

AIB has received significant support from the State in various forms, including capital. As a result of the significant capital support provided, the State now holds 99.8% of the ordinary shares of the Group.

The basis on which the relationship between the Minister for Finance, on behalf of the State as the majority shareholder, and AIB is now governed has been specified by the Minister in a detailed relationship framework which was recently endorsed by the Board.

Within the Framework, the Board retains full responsibility and authority for all of the operations and business of the Group and for taking the decisions required to return AIB to viability.

The Framework document is available on the Department of Finance website for those who wish to view the contents.

The Government also expects that the bank should play as big a part as it can in the recovery of the economy, and has laid down certain targets in that respect as conditions of the capital placing agreements, to which the Board is fully committed.

I will shortly provide you with some details on how we are addressing our commitments to mortgage and business lending, and how we're supporting our personal and business customers who are experiencing financial difficulties.

But firstly, I wish to refer to the continuing restructuring, renewal and development of the organisation.

Last year I mentioned that the Bank was going through an extensive restructuring programme that incorporated organisational size, staff, business focus, culture and governance, all of which was designed to prevent a repeat of the disastrous and far reaching issues of recent years.

A significant amount of change had to be planned and implemented before a more effective focus on customers could be achieved. The impact of this new focus only began to be felt in the second half of 2011.

This new structure aims to put the customer at the heart of what we do, with simpler, more transparent products.

The delivery of the standards to which we aspire may take some years to achieve but progressive and consistent improvement should be evident over time.

The process of integrating EBS is well advanced.

The non-core unit has been in place for over a year now and is performing ahead of expectations in deleveraging, winding down or reducing those assets that no longer fit with AIB's new strategic direction, and businesses or portfolios which represent excessive risk or offer a poor return profile.

We have also listened to our staff across the country to redefine and establish the behaviours that will be critical to establishing a different, stable and successful AIB. A series of initiatives have been undertaken to help our staff deal with the past and to rebuild for the future.

Since the last AGM, we have three new Directors on the Board, Simon Ball and Tom Wacker as Non-Executive Directors, and David Duffy, our new CEO, who between them have significant banking and business experience.

I will introduce all Directors in due course.

Following the AGM, assuming the re-appointments are approved, there will be 9 Directors remaining on the Board, all of whom have been appointed since 2009.

We are in the process of recruiting a number of additional new non-Executive Directors, and details of these individuals will be published on their appointment.

We made a number of appointments to the senior executive team in May 2011. All of those appointments were made following careful assessment of suitable candidates.

This was part of a wider evaluation project which saw a series of new appointments and promotions at other levels made across the Bank and significant change at senior levels.

We have a good mix of people from inside and outside AIB with many internal AIB people taking on new or changed responsibilities.

A number of these senior appointments were made on an interim basis pending identification of full-time candidates.

David, who was appointed CEO in December, is continuing that process of renewal, and additional appointments to further strengthen the senior team will be announced in due course.

David has held a number of senior roles in the international banking industry including, most recently, the position of CEO of Standard Bank International.

He has a proven track record in successfully managing banks through challenging times and is ideally suited to the task of leading AIB's extensive restructuring and delivering the business performance that will best serve our customers and, in time, return the bank to sustainable viability.

This is probably an appropriate juncture at which to ask David to introduce himself to you and to provide some details of his professional background and experience.

So David, if you would oblige please …

Thank you David.

Continuing on the restructuring theme, we need to ensure that the Group's cost base is properly aligned to our operating performance, and so we continue to focus on reducing our overall costs.

We recently launched a significant severance programme in which we targetted the departure from the Group of approximately 2,500 employees through a combination of early retirement and voluntary severance.

We have also recently announced a review of pay and benefits which will see reductions in salaries of the senior management population and the removal of legacy benefits across the organisation.

In line with other industries and banking organisations, we are moving from providing defined pension benefits to a defined contribution model, which will help to address the very significant pension funding obligations on the Bank.

In conjunction with the severance programme and initiatives on pay and benefits, we are aggressively targeting measures aimed at reducing the Group's overall cost base, including focusing on a material reduction in the costs of external resources, our substantial branch network and technology.

In addition, we have been working extensively in recent months on the details of our strategy for the future of the Bank. We are close to the finalisation of that strategy and we expect to communicate our plans during July.

The Board addressed many other issues in 2011 including the introduction of new governance and control standards, overseeing the disposal and acquisition of a number of major businesses as well as capital raising exercises.

I am confident that the very difficult but necessary measures we are taking, along with the focussed implementation of our strategy when launched, will help us with our targets of returning to profitability during 2014, implementing multiple funding strategies to access medium and long term markets in alignment with sovereign objectives, and attracting external investment into the bank.

And our intention is to achieve these changes without losing sight of our key objectives of supporting our customers through this challenging period and helping to revitalise the national economy.

At home, unemployment, reduced consumer spending, declining property prices and a flat business environment are making recovery challenging.

In the mortgage market, we've set a minimum target for 2012 of €1 billion in new mortgage sanctions for residential property transactions, and we're committed to promoting our open for business agenda through ongoing communication with our mortgage customers.

To date in 2012,
-   our market share of sanctioned mortgages is 35%;
-   total AIB sanctions are 86% higher than this time last year; and
-   we have approved 70% of all mortgage applications received.

In relation to mortgage arrears, we have fully implemented the Code of Conduct on Mortgage Arrears set out by the Central Bank for ensuring all banks are dealing with customers in difficulty with their mortgage arrears in a professional and timely manner.

We have significantly expanded and strengthened our capacity and capability to support customers in arrears, and we are currently finalising agreement on a broad range of longer-term forbearance measures with the Central Bank which will be employed in providing such support.

Our aim has always been to treat customers fairly and keep them in their homes, where possible, and we already have forbearance measures in place for 33,000 customers.

We encourage customers who feel they are already in difficulty with their mortgage, or who are aware of changes in their circumstances in the short or medium term that will put them into difficulty, to contact us without delay so that together we may consider the options available.

For our business customers, AIB is committed to providing credit to all of our customers who can demonstrate viability. In 2011, we exceeded the Irish Government's €3 billion SME lending target, approving 90% of completed applications for credit received from small businesses.

We are progressively doing more to engage with business customers to support an increase in the provision of credit by providing genuine access and assistance, through training more of our people in the requisite skills and assigning them to relevant roles.

To ensure that the Bank supports our customers and meets the 2012 SME lending target of €3.5 billion agreed with the Government, we have introduced a number of initiatives, including our "Big Drive for Small Business", a €100 million job creation fund, a €250 million Agri investment fund, seminars with more than 15,000 SME customers nationwide, and SME coaching programmes for over 20,000 business customers.

There are other initiatives in the pipeline.

We have set ourselves the target for 2012 of increasing by 20% the new customer lending we inject into the economy and, in the first quarter of this year, 5,000 businesses drew down new money from AIB.

We are engaging extensively with Enterprise Ireland, and other industry representative bodies, and working closely with their representatives on solutions for their clients.

The feedback from these engagements is that the changes and improvements made by AIB are being felt on the ground and that the increased level of engagement by the Bank is tangible and producing better results for customers.

For business customers experiencing financial difficulty, our core strategy is to cure problems, restructure loans and restore customer stability in so far as possible. We have over 1,000 case managers deployed in specialised units, created specifically to provide targeted support, in 44 locations across the country, managing 30,000 SME customers in difficulty.

Their role is to focus on intensive, supportive engagement with our customers and to help restore firms to viability where possible.

In summary, the Board and Management Team are fully aware of our obligations having been in receipt of significant State Aid, and we acknowledge the onus on the Bank to be a leader in the economic recovery and to support those in difficulty, while, at the same time, running the Bank on a commercial basis.

The domestic and international economic challenges and uncertainty continue but we recognise that the return to customer focus and supporting business and retail customers, in a fair manner which recognises their individual circumstances, is paramount.

I remain realistic about the continuing scale of the challenge to return to viability and the time it will take us, but I am confident that our efforts will ultimately be successful.

We now come to the formal part of the meeting, where we consider and vote upon the resolutions, and hear questions and comments from the floor.

My intention is to allow as many people as possible to speak and to try and respond to your questions and comments as clearly as I possibly can, after proposing the first Resolution.

-ENDS-

For further information, please contact:

Alan Kelly	Niamh Hennessy
Director of Corporate Affairs & Marketing	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-7721382
email: alan.j.kelly@aib.ie	email: niamh.n.hennessy@aib.ie

has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 28 June, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.